Via EDGAR and E-mail

January 13, 2016

Mr. Robert F. Telewicz, Jr.

Mr. Peter McPhun

U.S. Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	KBS Strategic Opportunity REIT, Inc. (“Company”)
Form 10-K
Filed on March 9, 2015
File No. 000-54382

Dear Mr. Telewicz and Mr. McPhun:

We are writing to provide information that addresses the comments you raised in your correspondence dated December 29, 2015 relating to the above-referenced Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “10-K”). For your convenience, we have reproduced your comments below, along with our responses.

Form 10-K filed March 9, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

1.	We note that leases representing 13.7% of your annualized base rent are expiring in 2015, and leases representing 13.8% of your annualized base rent are expiring in 2016. In future Exchange Act periodic reports, please include a discussion of the relationship of market rents and expiring rents.

Response: The Company undertakes to provide, in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of its future Exchange Act periodic reports, disclosure relating to (i) any material differences between market rents and expiring rents in markets where the Company owns significant properties or (ii) any material differences between market rents and expiring rents at the national level, in each case for the types of properties the Company owns and that the Company believes could have a material effect on the Company’s rental revenue.

2.	In future Exchange Act periodic reports, please include a discussion that compares new leases and renewed leases on previously leased properties to prior rents received. Such amounts should be adjusted for any tenant concessions provided, such as free rent.

Mr. Robert F. Telewicz, Jr.

Mr. Peter McPhun

U.S. Securities and Exchange Commission

January 13, 2016

Response: The Company undertakes to revise and disclose in its future Exchange Act periodic reports a discussion of material differences between the rental rates of new leases and renewed leases on previously leased properties and the rental rates of prior leases, adjusted for any tenant concessions provided, such as free rent.

3.	In future Exchange Act periodic reports, please discuss leasing results for the prior period, including the amount of leases that were new leases compared to renewal leases. Additionally, this disclosure should include discussion of tenant improvement costs, leasing commissions, and tenant concessions. These amounts should be shown on a per square foot basis or square footage should be shown so the amounts can be calculated.

Response: The Company undertakes to revise and disclose in its future Exchange Act periodic reports material leasing results for the prior period, including the amount of leases that were new leases compared to renewal leases. This disclosure will include discussion of tenant improvement costs, leasing commissions, and tenant concessions and amounts will be shown on a per square foot basis.

Form 8-K filed December 10, 2015

Item 8.01 Other Events

Real Estate Valuation, page 4

4.	We note that the weighted average terminal capitalization rate and weighted average discount rate used in your discounted cash flow analysis dropped approximately 29 basis points each between the valuation performed on December 9, 2014 (as disclosed in your December 31, 2014 Form 10-K) and the valuation performed on December 8, 2015. Please tell us the reasons for the change in these assumptions. To the extent there were multiple items or events that influenced your decision to decrease these assumptions, please provide us with an indication of the weight given to each factor.

Response: The decreases in the weighted average terminal capitalization rate and weighted average discount rate used in the Company’s discounted cash flow analysis were primarily driven by increased occupancies at many of the properties in the Company’s portfolio as of September 30, 2015 as compared to the occupancies at the same properties as of September 30, 2014, which reduced investment risk at those properties. To a lesser extent, these decreases were the result of changes in market discount rates and capitalization rates in certain markets in which the Company’s properties are located.

* * * *

Mr. Robert F. Telewicz, Jr.

Mr. Peter McPhun

U.S. Securities and Exchange Commission

January 13, 2016

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 797-0327.

Sincerely,

/s/ Jeffrey K. Waldvogel
Jeffrey K. Waldvogel
Chief Financial Officer

cc:	Andrew M. Davisson, Esq.
DLA Piper LLP (US)